Hughes Hubbard & Reed LLP

One Battery Park Plaza
New York, New York 10004-1482
Telephone: 212-837-6000
Fax: 212-422-4726

Jan J.H. Joosten
Direct Dial: 212-837-6802
Personal Fax: 212-299-6802
E-mail: joosten@hugheshubbard.com


05009857

July 18, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Royal P&O Nedlloyd N.V. (SEC File No. 82-1056)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended, we are furnishing the enclosed documents as identified in Annex A hereto on behalf of Royal P&O Nedlloyd N.V., a Netherlands corporation (formerly known as Royal Nedlloyd N.V. and Royal Nedlloyd Group N.V.).

Please do not hesitate to call the undersigned at 212-837-6802 if you have any questions or require any further information.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the envelope provided for your convenience.

Very truly yours,

Enclosures

47, Avenue Georges Mandel
75116 Paris, France
(33) (1) 44.05.80.00

1775 I Street, N.W.
Washington, D.C.
20006-2401
202-721-4600

350 South Grand Avenue
Los Angeles, California
90071-3442
213-613-2800

201 South Biscayne Boulevard
Miami, Florida
33131-4332
305-358-1666

Shiroyama JT Trust Tower, 16F
4-3-1 Toranomon, Minato-ku
Tokyo 105-6016 Japan
(81)(3) 5403-4649

101 Hudson Street
Jersey City, New Jersey
07302-3918
201-536-9220

Hughes Hubbard & Reed LLP

ANNEX A

DOCUMENTS FURNISHED

Attachment	**Document**	**Date**
	Financial Reports	
1.	Annual Report and Accounts 2004 of Royal P&O Nedlloyd N.V. (the "Company")	March 2, 2005
	Press Releases	
2.	Press release of the Company relating to the presentation of highlights of the Company's year 2004 results	March 3, 2005
3.	Press release of the Company relating to the nominations of certain new non-executive directors for the Company's Board of Directors	April 6, 2005
4.	Press release of the Company relating to speculation as to a possible offer by A.P. Møller-Mærsk A/S ("Maersk") for the Company	May 10, 2005
5.	Press release of the Company relating to Maersk's intention to make an offer for the Company	May 11, 2005
6.	Press release of the Company relating to the Board of Directors' discussions regarding the Maersk offer and certain changes to the composition of the Board of Directors	May 11, 2005
7.	Press releases of the Company relating to the presentation of highlights of the Company's first quarter of 2005 results	May 11, 2005
8.	Press release of the Company relating to adoption of certain proposals at its 2005 Annual General Meeting of Shareholders held on May 12, 2005	May 12, 2005
	Advertisements	
9.	Announcement of the Annual General Meeting of Shareholders held on May 12, 2005	April 19, 2005
	Other Documents	
10.	Agenda for the Annual General Meeting of Shareholders held on May 12, 2005	April 19, 2005
11.	Notes to the Agenda for the Annual General Meeting of Shareholders held on May 12, 2005	April 19, 2005
12.	Trade Register Extract (English translation)	May 24, 2005

3 March 2005

ROYAL P&O NEDLLOYD: FULL YEAR RESULTS 2004

Highlights of Royal P&O Nedlloyd ("RPONL") 2004 results are as follows:

- Successful reverse listing and integration of P&O Nedlloyd into RPONL
- Admitted to AEX index in March 2005

P&O NEDLLOYD REPORTS OPERATING PROFIT OF $401 MILLION.

Highlights of P&O Nedlloyd ("PONL") 2004 results are as follows:

- Revenue up by 22% to $6,714 million (2003: $5,510 million)
- Operating profit up by $324 million to $401 million (2003: $77 million)
- Operating profit margin of 6% (2003: 1%)
- Average freight rates up 13%
- Underlying volume up by 10% (8% on a reported basis)
- Positive trading outlook for 2005

Commenting on the results and the future outlook, Royal P&O Nedlloyd CEO Philip Green said:

"This year has been one of major progress for Royal P&O Nedlloyd. The reverse listing was successfully completed, our container shipping business – P&O Nedlloyd – has been fully integrated into the group, and we can move forward as one team with a clear strategy focused on shareholder value. In addition Royal P&O Nedlloyd was admitted to AEX index in March 2005.

"These results are the best ever for P&O Nedlloyd. We have delivered on our promises for 2004: operating profit significantly ahead of 2003 at $401 million, and our new yield management systems are deployed.

"The outlook for 2005 is positive. Volumes and freight rates remain strong, although increased operational costs, congestion and the weak US Dollar continue to have a negative impact. We anticipate the benefits of our yield management programme will start bridging the profitability gap with our competitors in 2005.

"In overall terms, we currently expect a significant improvement in operating profits for 2005, assuming that current industry and market conditions continue."

This news release concentrates on the stand alone results of P&O Nédlloyd ("PONL") which represents the major part of Royal P&O Nedlloyd's ("RPONL's") ongoing activities.

RPONL's results consolidate 100% of PONL from April 2004 and reflect its 50% shareholding prior to that date, together with the results of its 50% investment in Martinair. To provide meaningful year on year comparison, the section from page 2 provides information on 100% of PONL as if it had been wholly owned by RPONL throughout. RPONL information is set out from page 8 of this news release.

Enquiries:

Gill Samuel / Inge Wallage P&O Nedlloyd (UK press)	+44 (0)20 7441 8706 +44 (0)777 477 2133
Tony Mason P&O Nedlloyd (Investors and Analysts)	+44 (0)20 7441 1172 +44 (0)783 1626 552
David Trenchard Tulchan Communications (UK press)	+44 (0)20 7353 4200 +44 (0)777 1867 757
Cor Radings (Netherlands press)	+31 (0)626 316 854 +31 (0)10 284 2929

Note: Interviews with Philip Green, CEO of Royal P&O Nedlloyd, and David Robbie, CFO of Royal P&O Nedlloyd, will be available in video/audio and text from 0700 on 3 March 2005 on www.ponl.com

P&O Nedlloyd ("PONL")

Summary results for PONL were as follows:

(US$ million)	2004 $m	2003 $m	Change %
Turnover:			
Container shipping	5,882	4,817	22%
Logistics and other	832	693	20%
Total	6,714	5,510	22%
Operating profit:			
Container shipping	388	96	
Logistics and other	13	(19)	
Total	401	77	
Interest and other	(71)	(46)	
Profit before tax	330	31	
Tax	(20)	(13)	
Profit after tax	310	18	
Minority interest	(4)	(3)	
Retained profit	306	15	

Summary Operating Review

Operating profit at $401 million before interest and tax amounts to an improvement of $324 million compared with 2003. Turnover from operations increased by 22% to $6,714 million (2003: $5,510 million).

A major factor in this improvement was the increase of 13% in average freight rates compared with 2003. Increases were strong in the dominant legs of the European and Asian trades. Like-for-like volumes shipped increased by 10% (8% on a reported basis). Growth was strong on the Asia/Europe and Trans Pacific routes, which benefited from a continuing increase in retail demand, together with significant growth in outsourcing to low cost areas, notably China, by manufacturers and retailers.

Average costs per teu were 8% ($96 per teu) higher than in 2003. Approximately $35 per teu, or 36%, of this increase was due to the weakness of the US dollar. Other factors were higher charter costs, the increasing imbalance of trade between Asia and Europe/North America, the higher price of bunker fuel, and costs incurred through congestion at terminals in Europe and the West Coast of the US.

Turnover in the fourth quarter of 2004 was $1,804 million (Q4 2003: $1,505 million), an increase of 20%. Operating profit in the fourth quarter was $142 million (Q4 2003: $74 million) – up $68 million year on year. Q4 volumes increased by 3% to 1,019,700 teu (Q4 2003: 988,100 teu) and average fourth quarter freight rates were $1,552/teu compared to $1,346/teu in the same period of 2003: an increase of 15%.

Container Shipping

Summary volumes and freight rates are set out below:

Volume shipped ('000 teus)	2004	2003	Underlying Change* %	Reported Change %
Asia / Europe	1,321	1,200	13 %	10 %
North / South	402	416	4 %	(3)%
Total Europe	**1,723**	**1,616**	**11 %**	**7 %**
Trans Atlantic	464	471	(1)%	(1)%
Trans Pacific	614	523	17 %	17 %
Other	171	164	4 %	4 %
Total North America	**1,249**	**1,158**	**8 %**	**8 %**
Asia	**1,078**	**969**	**11 %**	**11 %**
Total	**4,050**	**3,743**	**10 %**	**8 %**

* Underlying change percentages quoted refer to underlying growth, excluding the effect of discontinued trades from North Europe to the Eastern Mediterranean within Asia / Europe and to West Africa within North / South.

Average freight rates ($ per teu)	2004	2003	Change %
Asia / Europe	1,370	1,223	12 %
North / South	1,719	1,518	13 %
Total Europe	**1,451**	**1,299**	**12 %**
Trans Atlantic	1,556	1,379	13 %
Trans Pacific	1,619	1,480	9 %
Other	1,742	1,580	10 %
Total North America	**1,613**	**1,453**	**11 %**
Asia	**1,269**	**1,068**	**19 %**
Total	**1,452**	**1,287**	**13 %**

Notes:

- Teu = twenty foot equivalent unit - a common measure of capacity in the container business.
- A change in average freight rate per teu does not necessarily equal a change in profit contribution per teu. Average freight rate per teu is calculated equally across all trade and products. It makes no allowance for cargo mix, relative volumes on different trades or additional elements, which are raised and paid for, in local currency.
- The results for PONL's main trades have been grouped by three Trade Management Centres – Europe, North America and Asia – as follows:

Europe

- Asia/Europe includes all cargo movement within Europe (including all countries bordering the Mediterranean sea) and between Europe and Asia
- North/South includes all cargo movement between Europe (including all countries bordering the Mediterranean sea) and Australasia, Africa and Latin America

North America

- Trans Atlantic includes cargo movements between North America and Europe, Middle East and Africa
- Trans Pacific includes cargo movements between North America and Asia (excluding the Middle East)
- Other includes cargo movement between North America and Australasia and Latin America

Asia

- Includes cargo movements between and within Asia, Australasia, Africa and Latin America

Europe

The like-for-like volume growth was 11% (allowing for the withdrawal from certain trades in 2003), with the strongest growth in the Asia/Europe trades (13%).

Average freight rates increased by 12% with significant improvements across most trades.

The Asia/Europe trades benefited from the strength of Asia and the increased movement to outsourcing of production by the major retail importers in Europe. Market growth was strong in both directions and PONL was able to benefit from this with its extensive portfolio of direct weekly container shipping and logistics services. Capacity in the trade was upgraded in the course of the year, and the first of PONL's new 8,450 teu ships entered service in the trade at the turn of the year.

Strengthening currencies in Australasia and a reduced service from the relay operators allowed PONL to make strong gains with its direct twice-weekly contra-rotating Round the World services between Europe and Australasia.

At the end of the year, a programme started to replace the original vessels which were introduced into the Europe / Southern Africa service (SAECS) over 25 years ago. They are being replaced with faster vessels with a 50% increase in capacity for refrigerated containers.

North America

Strong volume growth on the Trans Pacific trade (17%) was moderated by the impact of congestion on the West Coast of the US, and tight capacity in the second half of the year. As a result, the service from Asia to the East Coast via the Panama Canal showed the strongest growth helped by the introduction of a new Grand Alliance loop. However, with very limited growth in the non-dominant trade from the US to Asia, the imbalance on the route worsened. Average freight rates year on year improved by 9%.

In the Trans Atlantic trade, our volumes declined by 1%, while we have concentrated on revenue rate improvement (up 13%) which has had a significant positive impact on our yields.

In the other American trades, volumes have increased on average by 4%, and freight rates by 10%.

In the Latin American trades, there has been a significant increase in exports from Brazil, with strong revenue rate recovery supported by tight capacity. The southbound trade has not grown, and therefore imbalance costs have increased.

The services between North America and Australia/New Zealand have seen improvement in both directions, with strong movement of frozen meat to the US, and an improved southbound trade as a result of strong currencies and economic growth in the region.

Asia

Overall volume growth in the Asia trades reached 11% and freight rates increased by 19% across all trades. The strongest volume growth was in the Intra-Asia trades.

Brazilian imports recovered during 2004 and there was a strong demand for Brazilian exports, especially reefer cargoes, which led to freight rate improvements. Business in Argentina continued to improve.

Demand for imports to Australia and New Zealand remained strong, but exports were affected by the Australian drought earlier in the year. Capacity on the South East Asia/New Zealand route was increased in the year as a result of strong demand. Further capacity, via a new dedicated loop, was introduced between north China and Australia to cater for increased demand in this sector.

Asia exports to Africa grew, supporting revenue rate increases, but African exports suffered from political instabilities and appreciation of currencies.

Logistics and Other Business

	2004 $m	2003 $m	Change %
Revenue	832	693	20 %
Operating profit	13	(19)	

Our logistics businesses (including Gilbert in the US) provide complementary logistics services to support the point to point full container load core business. They offer a range of value added services – from freight management through to sophisticated supply chain management packages.

Both PONL Logistics and Damco freight forwarding enjoyed significant organic growth in 2004. Losses in the Gilbert business in the US were substantially reduced, as a result of growing the business, reducing costs by rationalising facilities, and pursuing the strategic objective of developing further synergies between Gilbert and PONL's business.

'Other' business includes:

- The operation of ships and containers, other than in our core container shipping business, including the results of Reederei Blue Star, our ship management subsidiary;
- Inland operations activities, including UK and South African transport, and European Rail Shuttle; and
- Container terminal operations.

Profits from terminal operations improved in 2004 mainly as a result of the performance from terminals at Port Newark (New Jersey), and Cagliari (Italy).

Yield Management Programme

The end of 2004 saw the deployment of a new global and integrated IT system, known as "FOCUS", designed to provide the management and information systems to improve contribution and yield management. The new system provides complete visibility on the full revenue and cost of every container carried, together with a predictive tool to facilitate the calculation of yield on future business.

The systems change programme has been complemented by the roll-out of the company vision, values and priorities across the organisation. At the beginning of 2004, it was apparent that for several years, P&O Nedlloyd had underperformed its 'best in class' competitors by around five percentage points of EBIT margin. The aim is to focus PONL on bridging this margin gap with our competitors via improved contribution and yield management.

Financial Review

The main corporate financial items, covering capital structure, dividend policy and the acquisition accounting for PONL are covered in the RPONL section on page 8.

The interest charge in the year was $72 million (2003: $45 million). The increase over the year largely arose from the German "KG" re-financing of some 14 vessels, as described in the Information Memorandum dated 8 March 2004. These financing transactions effectively sold the vessels for $660 million and are now held on the balance sheet as finance leases, with an ongoing interest charge.

The tax charge for the year is $20 million (2003: $13 million). The charge is relatively low compared to profits as a result of PONL's participation in the available tonnage tax regimes – principally the UK and the Netherlands. Logistics and other non-shipping activities are subject to standard corporate income tax.

ROYAL P&O NEDLLOYD

As indicated in the Information Memorandum dated 8 March 2004, following the reverse listing Royal P&O Nedlloyd ("RPONL") has changed its reporting currency from € to US$ due to the full consolidation of PONL, the functional currency of which is US$. RPONL results have been prepared in accordance with United Kingdom Generally Accepted Accounting Principles ("UK GAAP") with a reconciliation to Dutch GAAP.

Summary results for RPONL are as follows:

	2004 $m	2003 $m
Turnover	5,234	-
Operating profit	315	52
Profit before tax	245	24
Profit after tax and minority interests	222	16
Earnings per share - $	6.17	0.68
Earnings per share - €	4.97	0.61

RPONL's results consolidate 100% of PONL from April 2004, and reflect its 50% shareholding prior to that date, together with the results of its 50% investment in Martinair. This, together with the significant turnaround in PONL's trading performance in 2004, is the reason for the significant difference in the results between 2003 and 2004, as set out above.

Group Financial Position and Capital Structure

As at 31 December 2004, net debt was $347 million, comprising finance lease creditors of $1,154 million and cash of $807 million.

The Group continues to review its ongoing capital structure and commitments for future capital investment will be financed via a mix of cash, debt capacity and off-balance sheet operating leases. Such transactions will of course be reviewed on a case-by-case basis to ensure optimal capital structure and cost to the Group, whilst maintaining sufficient financial flexibility to accommodate the cyclical nature of the business.

Operating Review

The operating review for RPONL's major activity – container shipping – is covered in the operating review for PONL on pages 3 to 7 of this news release.

RPONL has a 50% interest in Martinair, the passenger and cargo airline operating from Schiphol airport. The remaining 50% is owned by KLM Royal Dutch Airlines. RPONL's share of Martinair's operating profit for the year amounted to $14 million (2003: $13 million). This improvement in profit was mainly due to the cargo business, which increased volume by 8% but was offset by reductions in yield within the passenger business as a result of a very competitive market.

In our 2004 Interim Results, we indicated that we would continue to assess the carrying value of our investment. We consider our interest in Martinair to be non-core, and due to our view of the volatility of the airline industry generally, we have concluded that it is appropriate to make an exceptional write down of our investment by $78 million to $136 million (€100 million) at 31 December 2004. This exceptional write-down is included in the profit numbers set out above.

Pensions

The Group operates and participates in a number of pension schemes throughout the world, both defined benefit and defined contribution. All defined benefit schemes are funded schemes.

The principal schemes at 31 December 2004 are in the UK (a defined benefit scheme operated by the Peninsular and Oriental Steam Navigation Company ('P&O Pension Scheme') which was closed to new members on 1 January 2002) and in the Netherlands (a defined contribution scheme participated in by RPONL).

A pension deficit of $280 million, is included in the balance sheet at 31 December 2004, of which $272 million relates to the P&O Pension Scheme.

PONL has decided to withdraw from the P&O Pension Scheme, with effect from 28 February 2005, and establish its own defined benefit scheme for its staff who are currently members of the P&O Pension Scheme. On withdrawal, it is currently anticipated that PONL will make a special cash contribution of around $130 million in respect of past service liabilities remaining with the P&O Pension Scheme. As at 31 December 2004, the pension deficit provided in the balance sheet, excluding these past service liabilities remaining with the P&O Pension Scheme, would amount to some $142 million.

The ongoing contribution in respect of future service pension benefit accrual from the new PONL scheme in the UK is expected to amount to approximately $13 million cash per annum. In addition, the Group currently intends to pay a cash contribution of £35 million towards the actuarial deficit upon set-up of the new PONL scheme, and will consider further payments to make good the deficit once an independent actuarial valuation has been undertaken in the second half of 2005.

Dividend Policy

As previously announced, for the year ended 31 December 2004, we intend to pay a dividend of €1 per share, in line with the dividend payment by Royal Nedlloyd for the year ended 31 December 2003. Subject to the approval of shareholders at the annual meeting of shareholders on 12 May 2005, this dividend will be paid in May 2005.

For the future, RPONL will pay dividends in line with the underlying financial performance of the business.

Earnings per share

Earnings per share were $6.17 (2003: $0.68) on the basis of the weighted average number of shares in issue during the year of 36.0 million shares. The weighted average reflects the timing of the rights issue during the year. The number of shares in issue subsequent to the rights issue and as at 31 December 2004 was 40.6 million.

International Financial Reporting Standards

With effect from 1 January 2005, RPONL will adopt International Financial Reporting Standards ("IFRS"). The Group is well advanced with its IFRS conversion programme. We anticipate that the most significant impact will be with respect to accounting for financial instruments (IAS39), goodwill accounting (covered by IFRS 3) and accounting for pensions (IAS19).

We will publish the 2004 full year comparatives, restated under IFRS, at the time of our announcement of Quarter 1 results in May, 2005. Based on an exercise to restate the results for the nine months to September 2004, we do not currently expect IFRS to have a material impact on our results, or net assets, subject to the impacts of financial market movements with regard to IAS39.

FINANCIAL INFORMATION

This news release concentrates on the standalone results of P&O Nedlloyd ("PONL"), which represents the major part of Royal P&O Nedlloyd's ("RPONL's") ongoing activities. RPONL results consolidate 100% of PONL from April 2004 and reflect its 50% shareholding prior to that date, together with the results of its 50% interest in Martinair.

The financial information set out below shows the results of PONL. It is included in this announcement to aid understanding of the Company's development and to facilitate comparison of the current year's results with prior periods. The information has been prepared under UK GAAP on a basis consistent with prior years.

P&O Nedlloyd - Consolidated profit and loss account
for the year ended 31 December 2004

	2004 $m	2003 $m
Turnover: Group and share of joint ventures	6,773.3	5,550.9
Less: share of joint ventures' turnover	(59.3)	(40.6)
Group turnover	6,714.0	5,510.3
Net operating costs	(6,307.3)	(5,422.1)
Group operating profit	406.7	88.2
Share of operating results of: joint ventures	0.3	(9.7)
associates	(6.1)	(1.5)
Total operating profit: Group and share of joint ventures and associates	400.9	77.0
Profit/(loss) on sale of fixed assets	1.6	(1.1)
Profit on ordinary activities before interest and taxation	402.5	75.9
Net interest payable and similar items	(72.1)	(45.0)
Profit on ordinary activities before taxation	330.4	30.9
Tax on profit on ordinary activities	(20.4)	(13.2)
Profit on ordinary activities after taxation	310.0	17.7
Equity minority interests	(3.9)	(3.0)
Retained profit for the financial year transferred to reserves	306.1	14.7

The following reconciliation sets out the key differences between operating profit as reported by PONL and RPONL for 2004:

	$m
PONL operating profit	400.9
· 50% PONL profit pre-acquisition	(10.4)
· Impact of fair value adjustments	(4.5)
· Martinair - 50% of profit	14.1
· Martinair - exceptional write-down	(77.7)
· RPONL head office costs	(7.8)
RPONL operating profit	314.6

Royal P&O Nedlloyd
Consolidated profit and loss account
for the year ended 31 December 2004

	Continuing activities		2004	2003
		Acquisitions	Total	
	$m	$m	$m	$m
Turnover: Group and share of joint ventures	1,335.7	5,281.5	6,617.2	3,315.9
Less: share of joint ventures' turnover	(1,335.7)	(47.7)	(1,383.4)	(3,315.9)
Group turnover	-	5,233.8	5,233.8	-
Net operating costs	(85.5) *	(4,858.4)	(4,943.9)	0.5
Group operating (loss)/profit	(85.5)	375.4	289.9	0.5
Share of operating results of: joint ventures				
P&O Nedlloyd (pre-acquisition)			10.4	38.5
Martinair			14.1	13.4
Others			0.7	-
			25.2	51.9
Associates			(0.5)	-
Total operating profit: Group and share of joint ventures and associates			314.6	52.4
Profit/(loss) on sale of fixed assets			1.2	(0.6)
Profit on ordinary activities before interest and taxation			315.8	51.8
Net interest payable and similar items			(70.5)	(27.7)
Profit on ordinary activities before taxation			245.3	24.1
Tax on profit on ordinary activities			(18.7)	(5.0)
Profit on ordinary activities after taxation			226.6	19.1
Equity minority interests			(4.5)	(2.8)
Profit for the financial year			222.1	16.3
Dividends			(55.3)	(26.8)
Retained profit/(loss) for the financial year transferred to reserves			166.8	(10.5)
Basic and diluted earnings per ordinary share in US$			6.17	0.68
Basic and diluted earnings per ordinary share in €			4.97	0.61

* including $77.7m exceptional write-down of Martinair investment

Royal P&O Nedlloyd
Balance sheet
as at 31 December 2004

	2004 $m	2003 $m
Fixed assets		
Intangible assets	235.8	-
Tangible assets	1,934.3	1.4
Investments:		
Joint ventures		
Share of gross assets	497.8	2,177.3
Share of gross liabilities	(350.7)	(1,372.8)
	147.1	804.5
Associates	15.6	-
Trade investments	15.3	-
	178.0	804.5
	2,348.1	805.9
Current assets		
Stocks and work in progress	313.7	-
Debtors (includes $87.8m (2003:nil) due after more than one year)	1,115.8	6.5
Cash and short term deposits	897.0	93.4
	2,326.5	99.9
Creditors: amounts falling due within one year	(1,732.7)	(41.1)
Net current assets	593.8	58.8
Total assets less current liabilities	2,941.9	864.7
Creditors: amounts falling due after more than one year	(1,157.8)	-
Provisions for liabilities and charges	(379.4)	(35.1)
Net assets	1,404.7	829.6
Capital and reserves		
Called up share capital	50.1	26.8
Share premium account	649.1	88.5
Profit and loss account	684.5	714.3
Equity shareholders' funds	1,383.7	829.6
Equity minority interests	21.0	-
	1,404.7	829.6

Royal P&O Nedlloyd
Consolidated cash flow statement
for the year ended 31 December 2004

	2004		2003	
	$m	$m	$m	$m
Net cash inflow/(outflow) from operating activities		620.0		(14.3)
Dividends from joint ventures and associates		1.1		-
Returns on investments and servicing of finance				
Interest received	11.9		2.7	
Dividends received	0.7		-	
Interest paid	(3.9)		-	
Finance lease interest paid	(68.1)		-	
		(59.4)		2.7
Taxation		(12.0)		-
Capital expenditure and financial investment				
Purchase of fixed assets	(269.6)		-	
Purchase of investments	(8.8)		-	
Sale of fixed assets and investments	19.4		-	
		(259.0)		-
Acquisitions				
Purchase of subsidiary	(280.8)		-	
Net cash acquired	249.4		-	
		(31.4)		-
Equity dividends paid		(26.8)		(27.4)
Net cash inflow before financing		232.5		(39.0)
Financing				
Issue of shares	211.8		-	
Loan repayment	(195.4)		-	
Finance lease capital payments	(107.4)		-	
Finance lease drawdown	660.0		-	
		569.0		-
Increase / (decrease) in cash		801.5		(39.0)

Royal P&O Nedlloyd
Statement of group total recognised gains and losses
for the year ended 31 December 2004

	2004 $m	2003 $m
Profit for the financial year attributable to shareholders	222.1	16.3
Reserve arising on acquisition accounting	(214.1)	-
Currency translation differences on foreign currency investments	17.5	(116.7)
Total recognised gains and losses for the financial year	25.5	(100.4)

There are no material recognised gains or losses of joint ventures or associates that are not included in the group profit and loss account.

Reconciliation of movements in equity shareholders' funds
for the year ended 31 December 2004

	2004 $m	2003 $m
Total recognised gains and losses for the year	25.5	(100.4)
Dividends	(55.3)	(26.8)
New shares issued to the market	230.3	-
New shares issued to P&O	372.1	-
Expenses of share issues	(18.5)	-
Net increase / (decrease) in shareholders' funds	554.1	(127.2)
Equity shareholders' funds at the beginning of the year	829.6	956.8
Equity shareholders' funds at the end of the year	1,383.7	829.6

Royal P&O Nedlloyd

Net interest payable and similar items

	2004 $m	2003 $m
Bank loans and overdrafts	(2.5)	-
Interest element of finance leases and similar arrangements	(67.8)	-
Interest payable and similar charges	(70.3)	-
Interest receivable	12.2	2.7
Investment income	2.2	-
	(55.9)	2.7
Joint ventures	(14.4)	(30.4)
Associates	(0.2)	-
Net interest payable and similar items	(70.5)	(27.7)

Tax on profit on ordinary activities

	2004 $m	2003 $m
Current tax comprises:		
Netherlands corporation tax	(0.7)	-
Foreign tax	(14.0)	-
Share of associates' tax	(0.3)	-
Share of joint ventures' tax	(2.1)	(5.0)
Adjustment to previous periods	(3.1)	-
Total current tax	(20.2)	(5.0)
Deferred tax	1.5	-
Tax on profit on ordinary activities	(18.7)	(5.0)

Earnings per share

The calculations of the basic earnings per €1 ordinary share are based on the profit for the financial year attributable to equity shareholders of $222.1 million (2003: $16.3m), and the weighted average number of shares issued of 35,996,623 (2003: 23,851,236).

Acquisition of P&O Nedlloyd

On 16 April 2004 the Company took full ownership of P&O Nedlloyd Container Line Limited ("PONCLL") when it completed the acquisition of the 50% in that company previously owned by the Peninsular and Oriental Steam Navigation Company. PONCLL is incorporated in the United Kingdom. The transaction has been accounted for using acquisition accounting.

	Book value	Fair value adjustments	Note	Fair value
	$m	$m		$m
Fixed assets	1,863.3	(131.8)	(a)	1,731.5
Debtors	920.8	21.3	(b)	942.1
Stocks	300.6	-		300.6
Cash	249.4	-		249.4
Total assets	3,334.1	(110.5)		3,223.6
Creditors	(1,299.8)	(4.5)	(c)	(1,304.3)
Provisions	(30.7)	(19.6)	(d)	(50.3)
Taxation	(11.8)	(3.7)	(e)	(15.5)
Minority interest	(16.3)	-		(16.3)
Pension liability	-	(289.9)	(c)	(289.9)
Borrowings	(731.4)	-		(731.4)
Total liabilities	(2,090.0)	(317.7)		(2,407.7)
Net assets	1,244.1	(428.2)		815.9
Proportion of equity shareholders' funds acquired (50%)				408.0
Consideration paid for equity shares				
- Shares issued			372.2	
- Cash consideration			257.9	
- Acquisition costs			22.9	
				653.0
Goodwill arising				245.0

Notes:

a) The revaluation of ships ($67.8m) and goodwill ($35.5m) to reflect their fair value at acquisition and a provision against a joint venture investment to reflect an underlying onerous contract ($28.5m).
b) The fair value of financial instruments outstanding at the date of acquisition.
c) The fair value of pension liabilities at the date of acquisition.
d) Provisions for onerous contracts.
e) Various foreign tax claims.

(a) Reconciliation of operating profit to net cash flow from operating activities

	2004 $m	2003 $m
Group operating profit	289.9	0.5
Depreciation and amortisation	172.5	0.7
Exceptional impairment provision	77.7	-
Increase in stocks and work in progress	(13.1)	-
(Increase)/decrease in debtors	(167.5)	3.4
Increase/(decrease) in creditors and provisions	260.5	(18.9)
Net cash inflow/(outflow) from operating activities	620.0	(14.3)

(b) Reconciliation of net cash flow to movements in net debt

	2004 $m	2003 $m
Increase/(decrease) in cash in the year	801.5	(39.0)
Cash outflow from changes in loans and lease financing	(357.2)	-
Changes in net debt resulting from cash flows	444.3	(39.0)
New finance leases	(136.0)	-
Borrowings of businesses acquired	(750.2)	-
Exchange movement in net debt	1.7	-
Movement in net debt in the period	(440.2)	(39.0)
Opening net cash	93.4	132.4
Closing net (debt) / cash	(346.8)	93.4

(c) Analysis of net debt

	At 1 January 2004 $m	Cash flow $m	On acquisitions* $m	Other non cash movement $m	Exchange movement $m	At 31 December 2004 $m
Cash available on demand	93.4	627.9	-	-	1.3	722.6
Short term deposits	-	174.4	-	-	-	174.4
Overdrafts	-	(0.8)	-	-	-	(0.8)
Loans due after one year	-	-	(50.4)	-	1.9	(48.5)
Loans due within one year	-	195.4	(235.7)	-	-	(40.3)
Finance leases due after one year	-	(660.0)	(227.6)	(136.0)	(1.5)	(1,025.1)
Finance leases due within one year	-	107.4	(236.5)	-	-	(129.1)
Total	93.4	444.3	(750.2)	(136.0)	1.7	(346.8)

*excluding cash and overdrafts

Dutch GAAP information

The accounting principles applied in the preparation of the UK GAAP consolidated financial statements differ in some respects from generally accepted accounting principles in the Netherlands ("Dutch GAAP")

For the determination of retained profit and shareholders' equity in accordance with Dutch GAAP, the following differences with UK GAAP have been taken into account:

- Under Dutch GAAP dividends are not recognised in the financial statements as a liability until they are approved by the General Meeting of Shareholders.
- Pension costs in the Dutch GAAP accounts have been adjusted to comply with International Accounting Standard 19 ("IAS19") which is allowable under Dutch GAAP.
- Acquisition accounting has been adjusted to remove provisions for onerous contracts which are not permitted under Dutch GAAP.

Reconciliation of retained profit:

	2004	2003
	$m	$m
Retained profit/(loss) - UK GAAP	166.8	(10.5)
Adjustments:		
Reverse dividend accrual	55.3	26.8
Reverse utilisation of onerous contract provisions	(3.9)	-
Increased pension costs following adoption of IAS19	(4.6)	-
Reduced amortisation of goodwill	0.8	-
Retained profit – Dutch GAAP	214.4	16.3

Reconciliation of shareholders' equity:

	2004	2003
	$m	$m
Shareholders' equity - UK GAAP	1,383.7	829.6
Adjustments:		
Reverse dividend accrual	55.3	26.8
Increased pension provision under IAS19, inclusive of exchange movements	(15.7)	-
Reversal of provisions for onerous contracts	17.8	-
Reduced amortisation of goodwill	0.8	-
Shareholders' equity - Dutch GAAP	1,441.9	856.4

News Release

6 April 2005

ROYAL P&O NEDLLOYD PROPOSES TWO NEW NON-EXECUTIVE DIRECTORS

Royal P&O Nedlloyd announces the appointment of Ad Scheepbouwer and Christine Morin-Postel as new Non-Executive Directors, subject to this year's Annual General Meeting on 12 May 2005. At the same time, in order to achieve the balance of independent directors on the Board, Haddo Meijer will be standing down.

Assuming these nominations are accepted by shareholders, the Board will consist of seven Non-Executive members (five independent) and three Executive members. According to the Dutch corporate governance code, Andrew Land has served the maximum term of 12 years. However, the Board has requested Andrew Land to remain Chairman of the Board until the AGM in 2006 in order to accommodate the expected completion of the transformation process.

Commenting on the proposals, Royal P&O Nedlloyd Chairman Andrew Land said, 'I am delighted to announce these nominations which will undoubtedly strengthen our Board and broaden its experience. Ad and Christine's advice and assistance will be essential in moving P&O Nedlloyd forward, ensuring that P&O Nedlloyd bridges the gap between itself and its leading competitors. Furthermore, I would also like to thank Haddo Meijer for his important contribution to the company over the last thirteen years. He has agreed to be an adviser to P&O Nedlloyd for the coming year.'

Notes to Editors:

1. **P&O Nedlloyd** is one of the world's leading providers of point-to-point container shipping services, listed on the Amsterdam Stock Exchange (Euronext). To support this core business, we also offer a range of value-added logistics services, from relatively simple freight management to sophisticated supply chain management. We are a global organisation employing around 12 000 people. Our business is fundamental to world trade and we operate a modern fleet of 156 vessels, calling at 217 ports in 99 countries. In 2004, P&O Nedlloyd's turnover amounted to US$ 6.7 billion.

2. **Ad Scheepbouwer** is Chairman of the Executive Board of KPN N.V., the Dutch telecommunications company, and was formerly Chief Executive and Chairman of the Board of Management of TPG Group. Prior to this he held several management positions in the international logistics and transport business. A Dutch national, Ad Scheepbouwer was born in 1944.

3. **Christine Morin-Postel**, 58 and a French national, is a former Executive Vice President and member of the Executive Committee of the energy and environmental group Suez, and was CEO of Société Générale de Belgique. Christine is also a non-executive director of Royal Dutch Shell group, Alcan Inc., 3i plc and Pilkington plc.

Further information:

Inge Wallage,	Tel:	+44 20 7441 1698
Director, Corporate Communications	Mobile:	+44 77 9503 7627

Latest News

10-MAY-05

Back to index

Royal P&O Nedlloyd Share Price & Offer Speculation

P&O Nedlloyd notes the recent rise in its share price and speculation as to a possible offer by A.P.-Moller-Maersk for Royal P&O Nedlloyd. P&O Nedlloyd hereby informs that it is in discussions with A.P.-Moller-Maersk regarding a possible combination of the companies. There can be no certainty as to whether these discussions will result in an offer being made by A.P.-Moller-Maersk for Royal P&O Nedlloyd. Further announcements will be made as appropriate.

Contact details

Inge Wallage Director Corporate Communications P&O Nedlloyd	+44 20 7441 8706 +44 777 477 2133
David Trenchard Tulchan Communications	+44 20 7353 4200 +44 777 1867 757
Cor Radings Bijl Partners	+31 10 284 29 29 +31 6263 168 54

IMPORTANT NOTICE

The potential offer by A.P. Møller – Mærsk A/S referenced in this press release will not be made, directly or indirectly, in the United States. Accordingly, any such offer will not be available to U.S. persons.

News Release

Embargo: niet voor publicatie voor 07.00 CET, 06.00 uur GMT, woensdag 11 mei 2005

11 May 2005

This is a joint press release of A.P. MØLLER - MÆRSK A/S and KONINKLIJKE P&O NEDLLOYD N.V.. Not for release, publication or distribution, in whole or in part, in or into the United States, Canada, Australia and Japan. This announcement and related materials do not constitute an offer for ordinary shares in P&O Nedlloyd, but are an announcement that the expectation is justified that agreement on an offer may be reached in due course as set out in this press release.

Copenhagen and Rotterdam, May 11, 2005:

A.P. MØLLER - MÆRSK A/S INTENDS TO MAKE A RECOMMENDED EX-DIVIDEND CASH OFFER OF *€ 57.00* PER ORDINARY SHARE IN KONINKLIJKE P&O NEDLLOYD N.V.VALUING P&O NEDLLOYD'S OUTSTANDING CAPITAL AT € 2.3 BILLION.

Key Highlights

- A.P. Møller – Mærsk A/S intends to make a recommended ex-dividend cash offer of € 57.00 per ordinary share for Koninklijke P&O Nedlloyd N.V.
- The Offer price represents a 40.6% premium to P&O Nedlloyd's pro forma ex-dividend closing share price of May 9, 2005 the date prior to the confirmation that parties were in discussions
- The Koninklijke P&O Nedlloyd N.V. Board of Directors supports the intended offer.

Koninklijke P&O Nedlloyd N.V. ("P&O Nedlloyd" or the "Company") and A.P. Møller – Mærsk A/S ("Maersk"), jointly announce that the expectation is justified that agreement can be reached in connection with a public offer by Maersk for all outstanding ordinary shares of P&O Nedlloyd at an ex-dividend offer price of € 57.00 (the "Offer Price") per ordinary share (the "Offer").

The Board of Directors of P&O Nedlloyd will recommend that shareholders accept the intended Offer.

P&O Nedlloyd shareholders will be entitled to receive the dividend of € 1.00 per share with respect to the financial year 2004 that is expected to be declared payable following P&O Nedlloyd's annual general meeting on May 12, 2005.

P&O Nedlloyd and Maersk expect to reach definitive agreement on the intended Offer over the next weeks, subject inter alia to confirmatory due diligence, merger clearance filings (including with the European Commission) and other customary preparations, including information procedures with the relevant unions and finalisation of the offer document. The intended Offer will be made after a definitive agreement has been reached between P&O Nedlloyd and Maersk. It is currently expected that the Offer can be made and that consequently an offer memorandum will be published within June 2005.

Commenting on the proposed Offer, Knud E. Stubkjær CEO of Maersk Sealand and Partner of A.P. Møller, said:

"A combination of P&O Nedlloyd and the Maersk container business will create new and exciting opportunities in global commerce. World trade is expanding and efficient supply chain management is becoming even more important for businesses. By drawing upon the best skills and experience from both organizations, we will be able to offer an even greater proposition to our customers worldwide. In addition, a combined entity will create an enhanced, more diverse and successful business."

Commenting on the proposed Offer, Andrew Land, Chairman of P&O Nedlloyd said:

"In this fragmented industry we believe these two highly complementary businesses will achieve far more together than apart. Their combined scale and know-how will create the world's leading container shipping line and logistics provider. In addition, this proposed offer represents a significant premium to our share price. I sincerely believe this proposal is in the best interest of both our shareholders and our employees."

IMPORTANT NOTICE

The potential offer by A.P. Møller – Mærsk A/S referenced in this press release will not be made, directly or indirectly, in the United States. Accordingly, any such offer will not be available to U.S. persons.

Commenting on the proposed Offer, Philip Green, Chief Executive Officer of P&O Nedlloyd said:

"The cash offer from Maersk represents full and fair value for P&O Nedlloyd shareholders and accordingly, the board of P&O Nedlloyd has no hesitation in recommending the offer to them. At the same time, we believe the combination of our two businesses will ensure that both customers and employees will enjoy the benefits of a substantially enhanced business."

Offer Highlights

The intended Offer will be a cash offer for all the issued and outstanding ordinary shares of P&O Nedlloyd. Based on the intended Offer Price of € 57.00 per ordinary share, P&O Nedlloyd's outstanding capital is valued at approximately € 2.3 billion. The intended Offer Price is ex-dividend and will therefore not be adjusted for the € 1.00 final dividend per ordinary share for 2004 that will be distributed by P&O Nedlloyd to P&O Nedlloyd shareholders on record on May 13, 2005. No further dividends are expected to be declared prior to completion of the Offer. The Offer Price of € 57.00 per ordinary share represents compelling value to P&O Nedlloyd shareholders and a:

- 40.6% premium over the pro forma ex-dividend closing share price of € 40.53 (i.e. € 41.53 closing price minus € 1.00) at May 9, 2005 the date prior to the confirmation that parties were in discussions;
- 37.5% premium over the average pro forma ex-dividend closing share price of € 41.46 for the last 3 months;
- 67.4% premium over the average pro forma ex-dividend closing share price of € 34.04 for the last 12 months

Maersk has readily available funds to complete the Offer.

Background to the Offer

Maersk and P&O Nedlloyd have discussed the Parties' joint business strategy upon successful completion of the Offer. Maersk respects the long history and successful business strategy of the Company and wishes to ensure the continued benefit thereof in the interest of the combined business.

The intended Offer will have a number of advantages for P&O Nedlloyd, Maersk, its shareholders, employees, customers and other stakeholders:

- Maersk and P&O Nedlloyd are of the firm opinion that the Company's business and Maersk's business are highly complementary providing the growth and platform necessary for the combined business to remain competitive in the highly demanding point to point container shipping industry, making more effective use of the merging parties' network.
- The combined business will benefit from each of the parties vast know how and experience and excellence in service delivery to its customers. The parties intend to make the integration as smooth as possible. Therefore senior management from both P&O Nedlloyd and Maersk will be assigned to supervise the integration of the overall container business of the joint activities.
- By combining their experience in service delivery and making more effective use of their networks, Maersk and P&O Nedlloyd are convinced that the combined business will offer customers a significantly enhanced level of service and diversity.
- Based on the current projections, Maersk anticipates that this transaction over time will imply a reduction of about 1,500 full time positions worldwide equal to 5% of the combined workforce. To the extent feasible reductions will be achieved through natural attrition.

Future of P&O Nedlloyd

The joint business will have its corporate headquarters in Copenhagen, Denmark. Maersk intends to maintain a strong presence both in the Netherlands and in the UK. The intended Offer as such is not expected to have significant negative consequences on the employment situation of the combined business.

The Board of Directors of P&O Nedlloyd intends to step down following completion of the Offer and a new Board of Directors will be appointed as of completion of the Offer. If the intended Offer is declared unconditional, it is intended that P&O Nedlloyd's listing on the Eurolist of Euronext Amsterdam N.V. ("Euronext Amsterdam") will be terminated as soon as possible. Furthermore, subject to the necessary threshold being reached, Maersk expects to initiate the statutory procedure contemplated by the Dutch Civil

Code in order to acquire all shares held by minority shareholders or take such other steps to terminate the listing and/or acquire shares not being tendered, including effecting a legal merger (*juridische fusie*).

Conditions precedent to declaring the intended Offer unconditional

A condition precedent to declaring the intended Offer unconditional will be that at least 70% of the issued and outstanding share capital of P&O Nedlloyd has been tendered under the Offer. Other customary conditions for this kind of transaction will apply, such as regulatory clearances.

Further Process

P&O Nedlloyd and Maersk expect to reach full agreement on the intended Offer over the next weeks. The offer memorandum containing the terms and conditions of the Offer is currently expected to be published in June 2005, and the P&O Nedlloyd Board of Directors will thereafter discuss the Offer in an extraordinary general meeting of shareholders.

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*), Euronext Amsterdam and the Social Economic Council (Sociaal Economische Raad), and the relevant anti-trust authorities have been or will be informed of the intended Offer. The relevant trade unions have been duly notified.

Indicative Timetable

- June 2005: Publication Offer Memorandum and launch of acceptance period
- July 2005: Extraordinary General Meeting of Shareholders of P&O Nedlloyd
- July/August 2005: Earliest closing of acceptance period

JP Morgan acts as financial advisor to P&O Nedlloyd. Goldman Sachs International acts as financial advisor to Maersk. Linklaters and NautaDutilh act as legal advisors to P&O Nedlloyd. Clifford Chance acts as legal advisor to Maersk.

This announcement is a public announcement as meant within section 9b paragraph 2 sub a of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

Further information can be obtained from:

For P&O Nedlloyd

Investor/Financial Contact	**Press Contact/Spokesperson**
David Robbie	Inge Wallage
Chief Financial Officer	Director Corporate Communications
+44 2074411172	+44 20 7441 8706
+44 7831 626552	+44 7795 037627

For A.P. Møller – Mærsk A/S

Investor/Financial Contact	**Press Contact**
Eivind Kolding	Jette Clausen
Chief Financial Officer	Senior Vice President
+45 33 63 36 80	+45 33 63 35 07
+44 23 61 73 25	+45 40 31 47 87

Profile of P&O Nedlloyd

P&O Nedlloyd is one of the world's pre-eminent providers of container shipping services. To support this core business, it also offers a range of value-added logistics services, from relatively simple freight management to sophisticated supply chain management. The company is listed on the Eurolist of Euronext Amsterdam. P&O Nedlloyd is the fourth largest provider of container shipping services in the world by fleet capacity, and operates a modern fleet of 156 container ships with a total nominal capacity of 428,000 teu. P&O Nedlloyd's ships call at 217 ports in 99 countries.

P&O Nedlloyd Container division key financials

Summary results for P&O Nedlloyd Container division are as follows:

(US$m)	2004	2003	Change %
Turnover			
Container shipping	5,882	4,817	22
Logistics and other	832	693	20
Total	6,714	5,510	22
Operating profit			
Container shipping	388	96	
Logistics and other	13	(19)	
Total	401	77	
Interest and other	(71)	(46)	
Profit before tax	330	31	
Tax	(20)	(13)	
Profit after tax	310	18	
Minority interest	(4)	(3)	
Retained profit	306	15	

Summary volumes and freight rates are set out below:

Volume shipped ('000 teus)	2004	2003	Underlying Change[1] (%)	Reported Change (%)
Asia / Europe	1,321	1,200	13	10
North / South	402	416	4	(3)
Total Europe	1,723	1,616	11	7
Trans Atlantic	464	471	(1)	(1)
Trans Pacific	614	523	17	17
Other	171	164	4	4
Total North America	1,249	1,158	8	8
Asia	1,078	969	11	11
Total	**4,050**	**3,743**	**10**	**8**

P&O Nedlloyd Group key financials

	2004	2003
($m)		
Turnover	5,234	-
Operating profit	315	52
Profit before tax	245	24
Profit after tax and minority interests	222	16
Earnings per share - $	6.17	0.68
Earnings per share €	4.97	0.61

P&O Nedlloyd's results consolidate 100% of the P&O Nedlloyd Container division from April 2004, and reflect its 50% shareholding prior to that date, together with the results of its 50% investment in Martinair. This, together with the significant turnaround in P&O Nedlloyd's trading performance in 2004, is the reason for the significant difference in the results between 2003 and 2004, as set out above.

Group Financial Position and Capital Structure

As at 31 December 2004, net debt was $347 million, comprising finance lease creditors of $1,154 million and cash of $807 million. Shareholders equity was $1,383.7 at the end of the period.

[1] *Underlying change percentages quoted refer to underlying growth, excluding the effect of discontinued trades from North Europe to the Eastern Mediterranean within Asia / Europe and to West Africa within North / South.*

Profile of the A.P. Moller - Maersk Group

The A.P. Moller - Maersk Group, headquartered in Denmark, reached a total turnover of DKK 166.0bn (EUR 22.3bn) in 2004. The company is listed on the Copenhagen Stock Exchange and has a market cap of DKK 227bn (EUR 30.5bn) as per the close of May 9, 2005.

About the Maersk Container Business

Maersk Sealand is one of the largest liner shipping companies in the world, serving customers globally. More than 300 container vessels and 1 milllion containers ensure a reliable and comprehensive worldwide coverage. Maersk Sealand's feeder vessels, trucks and dedicated trains offer a unique and intricate network of door-to-door services.

Maersk Logistics is a recognised leader in the international logistics market, providing customised solutions for integrated supply chain management, warehousing and distribution, and sea and airfreight transport. Maersk Logistics employs over 5,500 people in over 200 offices in more than 70 countries.

APM Terminals is a leading and global commercial container terminal operator, with interest in more than 35 ports world wide and a total throughput of more than 20 million TEU. The core business is the operation and management of container terminals. APMT have both the resources and experience needed to meet customer demands. The company continues to upgrade and improve, expanding resources by actively seeking opportunities in port and terminal development. APM Terminals will continue to strive for excellence in terminal management while actively seeking new opportunities in port and terminal development.

Maersk Sealand, Maersk Logistics, and APM Terminals are part of the A.P. Moller – Maersk Group, which has more than 60,000 employees in more than 125 countries around the world. Besides shipping and logistics, the A.P. Moller - Maersk Group is engaged in the exploration and production of oil and gas, shipbuilding, aviation, industry, and supermarkets.

News Release

11 May 2005

Royal P&O Nedlloyd N.V. confirms that Robert Woods and Nick Luff, CEO and CFO of P&O respectively, and Non-Executive members of the Board of Royal P&O Nedlloyd, did not participate in the Board's discussions regarding the proposal made by Maersk. Mr. Woods and Mr. Luff have tendered their resignations as directors of Royal P&O Nedlloyd with effect from the announcement that A.P.Moller-Maersk A/S intends to make an offer to acquire Royal P&O Nedlloyd N.V., pending the outcome of the offer process. The Board of Royal P&O Nedlloyd has accepted these resignations.

IMPORTANT NOTICE

The potential offer by A.P. Møller – Mærsk A/S referenced in this press release will not be made, directly or indirectly, in the United States. Accordingly, any such offer will not be available to U.S. persons.

News Release

Embargo: niet voor publicatie voor 07.00 CET, 06.00 uur GMT, woensdag 11 mei 2005

11 May 2005

ROYAL P&O NEDLLOYD: FIRST QUARTER RESULTS 2005

Highlights for the first quarter results 2005 are as follows:

- Revenue up by 16% to $1,722 million (2004: $1,480 million)
- Operating profit up by 252% to $74 million (2004: $21 million)
- Average freight rates up 14% on first quarter 2004
- Volume up by 5% on first quarter 2004
- Trading outlook continues to be positive

Commenting on the results and outlook for the year, Royal P&O Nedlloyd CEO Philip Green said:

"The improvement in our trading performance against last year is encouraging, in what is traditionally the weakest quarter of the year. There are signs that benefits from our yield improvement initiatives are starting to bear fruit, especially in terms of higher yielding cargo and the impact on our average freight rates, together with further volume growth.

We exceeded the high end of our profit expectations for the first quarter, and built some solid momentum for the full year. Whilst we are still at an early stage in the year, we currently expect to achieve not less than $550 million profit before interest and tax for 2005, subject to any unforeseen change in the economic environment."

Royal P&O Nedlloyd's ("RPONL's") actual comparative results for 2004 consolidate 100% of P&O Nedlloyd from April 2004 and reflect its 50% shareholding prior to that date, together with the results of its 50% investment in Martinair. To provide meaningful year on year comparison, we have provided proforma information for 2004 as if P&O Nedlloyd had been wholly owned by RPONL throughout 2004. The first quarter highlights shown above are presented on this basis.

<u>**Enquiries:**</u>

Press:

Inge Wallage	+44 (0)20 7441 1698 +44 (0)779 5037 627
Cor Radings	+31 (0)626316854 +31 (0)102842929
Tony Mason (Investors and Analysts)	+44 (0)20 7441 1172 +44 (0)783 1626 552

Summary results

(US$ million)	2005 Q1	2004* Proforma Q1 $m	Growth*	2004 Actual Reported Q1
Turnover:				
Container shipping	1,523	1,274	20%	-
Logistics and other	199	206	(3)%	-
Total	1,722	1,480	16%	-
Operating profit:				
Container shipping	73	27		5
Logistics and other	2	(3)		(1)
Martinair	(1)	(3)		(3)
Total	74	21		1

*Proforma – calculated as if P&O Nedlloyd was 100% owned by RPONL throughout 2004.

All data in this announcement is unaudited.

Summary Operating Review

Turnover from operations in the first quarter increased by 16% to $1,722 million (2004: $1,480 million). Operating profit at $74 million before interest and tax amounts to an improvement of $53 million compared with 2004.

A major factor in this improvement was the increase of 14% in average freight rates compared with the first quarter in 2004, due both to market increases and the impact of our actions to focus on higher yielding cargo. Increases were particularly strong in the North/South and Asian trades. Volumes shipped increased overall by 5% with the most significant increases on North/South trades (16%) and Trans Pacific trades (18%). Whilst reported growth on the Asia/Europe trades was 4%, underlying growth was 6%, after excluding the effect of discontinued trades from Northern Europe to the Eastern Mediterranean.

Average costs per teu were 11% ($144 per teu) higher than in Q1 2004. Approximately $40 per teu, or 28%, of this increase was due to the weakness of the US dollar. Other factors were higher charter costs, the increasing imbalance of trade between Asia and Europe/North America, the higher price of bunker fuel, and costs incurred through infrastructure congestion in Europe and the West Coast of the US. On a sequential basis, average costs per teu were some 5% higher than Q4 2004, largely driven by a seasonally lower volume through the fixed cost base (vessel, container and administration costs).

Container Shipping

Summary volumes and freight rates are set out below:

Volumes shipped ('000 teu)	2005 Q1	2004* Q1	Growth* %
Asia / Europe	317	306	4%
North / South	106	91	16%
Total Europe	**423**	**397**	7%
Trans Atlantic	108	116	(7)%
Trans Pacific	154	130	18%
Other	34	36	(6)%
Total North America	**296**	**282**	**5%**
Asia	**255**	**248**	**3%**
Total	**974**	**927**	**5%**

*Proforma – calculated as if P&O Nedlloyd was 100% owned by RPONL throughout 2004.

Average freight rates ($ per teu)	2005	2004*	Growth* %
Asia / Europe	1,454	1,328	9%
North / South	1,871	1,648	14%
Total Europe	**1,558**	**1,401**	**11%**
Trans Atlantic	1,652	1,477	12%
Trans Pacific	1,630	1,585	3%
Other	2,062	1,634	26%
Total North America	**1,688**	**1,547**	**9%**
Asia	**1,430**	**1,160**	**23%**
Total	**1,564**	**1,374**	**14%**

*Proforma – calculated as if P&O Nedlloyd was 100% owned by RPONL throughout 2004.

Pensions

As previously announced, RPONL has decided to withdraw from the P&O Pension Scheme in the UK, with effect from 28 February 2005, and establish its own defined benefit scheme for its staff who are currently members of the P&O Pension Scheme. Withdrawal was successfully completed on 4 April 2005.

As part of the arrangements agreed for establishing our own scheme, RPONL made a special cash contribution of $135 million in respect of past service liabilities remaining with the P&O Pension Scheme. In addition, RPONL made a cash contribution of $67 million towards the actuarial deficit of the new P&O Nedlloyd scheme. Following these payments the deficit of the new pension scheme as at 31 March 2005 is estimated to be approximately $80 million, under IAS 19. RPONL will consider further payments to make good the deficit once an independent actuarial valuation has been undertaken in the second half of 2005.

The ongoing contribution in respect of future service pension benefit accrual from the new P&O Nedlloyd scheme in the UK is expected to amount to approximately $13 million cash per annum.

In addition, RPONL participates in the Merchant Navy Officers' Pension Fund ("MNOPF"), an industry-wide defined benefit scheme in the UK.

A court case has recently taken place to address issues relating to the allocation of deficit payments for the MNOPF between a number of shipping industry employers. Judgement in the case was delivered on 22 March 2005. The judge determined that all current and historic employers should contribute towards the benefits accrued by their employees. P&O Nedlloyd's share of the actuarial deficit is estimated to be 5.5%, approximately $20 million.

The Trustee has indicated that the deficit will be collected over a ten-year period commencing summer 2005. P&O Nedlloyd's share of the annual deficit payment is estimated to be some $3 million per annum. Our actual contribution can only be determined once the Trustee has decided how the deficiency is to be met.

As individual employers are currently unable to determine their share of the assets and liabilities of the MNOPF, it is treated as a defined contribution scheme for accounting purposes. It is estimated that if the MNOPF was accounted for as a defined benefit scheme in accordance with IAS19 principles, the Group's share of the deficit would be approximately $73 million.

International Financial Reporting Standards ("IFRS")

RPONL has adopted IFRS with effect from 1 January 2005. Accordingly, these results have been presented in accordance with IFRS and the 2004 results have been re-stated. The major changes arising as a result of the implementation of IFRS relate to accounting for financial instruments (IAS39), goodwill (covered by IFRS3) and pensions (covered by IAS19). As permitted by IFRS1, "First-time Adoption of IFRS", RPONL has not adjusted the comparative results in respect of IAS39. Amortisation of intangible assets arising on the acquisition of P&O Nedlloyd has been charged in 2005 as required by IFRS3. The combined effect on reported operating profit for Q1 2005 of IFRS is a net charge of $6 million. The impact of IFRS on the Q1 2004 proforma operating profit is a net credit of $3 million (being the exclusion of goodwill amortisation under IFRS).

Dividend policy

Subject to shareholder approval at the Annual General Meeting on 12 May 2005, the 2004 dividend (€1 per share) will be paid to shareholders on 23 May 2005. In the event that the transaction with A.P. Moller-Maersk announced today does not proceed, the ongoing dividend policy would be to pay out in the region of 25% of profits after tax. Dividends would therefore vary over time in line with underlying earnings development.

Capital expenditure

As previously announced, the Group plans to utilise cash generated by the business to make capital investments in ships and containers, rather than to continue to depend upon off balance sheet operating leases. In the first quarter of 2005, some $52 million was incurred on ships capital expenditure largely relating to deposits for 2007 and 2008 ship deliveries. In addition, container capital expenditure in the first quarter was $48 million and terminal and other maintenance investment was $34 million.

News Release

12 May 2005

ROYAL P&O NEDLLOYD CONFIRMS DECISIONS AT ITS MAY ANNUAL GENERAL MEETING

Royal P&O Nedlloyd held its 2004 Annual General Meeting today. Shareholders adopted all of proposals on the agenda, including:

- the Annual Accounts 2004
- cash dividend of € 1.—per share
- discharge of the members of the Board of Directors

The intended appointment of two Non-Executive Directors Mr. A.J. Scheepbouwer (Ad) and Ms. C. Morin-Postel (Christine) was withdrawn. This follows yesterday's announcement of A.P. Moller – Maersk's intention to make a recommended ex-dividend cash offer of € 57.00 per ordinary share in Royal P&O Nedlloyd N.V.

Notes to Editors:

1. **P&O Nedlloyd** is one of the world's leading providers of point-to-point container shipping services, listed on the Amsterdam Stock Exchange (Euronext). To support this core business, we also offer a range of value-added logistics services, from relatively simple freight management to sophisticated supply chain management. We are a global organisation employing around 12 000 people. Our business is fundamental to world trade and we operate a modern fleet of 156 vessels, calling at 217 ports in 99 countries. In 2004, P&O Nedlloyd's turnover amounted to US$ 6.7 billion.

Further information:

Inge Wallage, Director, Corporate Communications	Tel: Mobile:	+44 20 7441 1698 +44 77 9503 7627
Cor Radings	Tel: Mobile:	+31 10 284 2929 +31 626 316 854

IMPORTANT NOTICE

The potential offer by A.P. Møller – Mærsk A/S referenced in this press release will not be made, directly or indirectly, in the United States. Accordingly, any such offer will not be available to U.S. persons.



ROYAL P&O NEDLLOYD N.V.

Shareholders of Royal P&O Nedlloyd N.V. and other entitled parties are invited to attend the Annual General Meeting of Shareholders which will take place on Thursday 12 May 2005, at 10.00 hours (CET) in the Willem Burgerzaal at the Doelen Concerthall and Conference Centre, Kruisplein 40, 3012 CC Rotterdam, The Netherlands.

Agenda

1 Announcement of 1st quarter 2005 results

2 Annual Report and Accounts 2004
  (a) Report of the Board of Directors
  (b) Corporate governance policy
  (c) Adoption of Annual Accounts 2004
  (d) Reservation and dividend policy
  (e) Dividend proposal for the financial year 2004
  (f) Discharge of the Executive members of the Board of Directors
  (g) Discharge of the members of the former Supervisory Board and of the Non-Executive members of the Board of Directors

3 (a) Adoption of remuneration policy
  (b) Approval of (i) Senior Managers "One-off" Share Incentive Plan and (ii) Long Term Incentive Plan

4 Appointment of Non-Executive members of the Board of Directors
  (a) Appointment of Mr A.J. Scheepbouwer
  (b) Appointment of Mrs C. Morin-Postel

5 Authorisation of the Board of Directors to acquire own shares by the Company

6 Designation of the Board of Directors to have the authority to:
  (a) issue ordinary shares, and
  (b) restrict or exclude pre-emptive rights in respect of new issues of ordinary shares

7 Any other business

As of today, the agenda with explanatory notes, also shareholders circular, as well as the Annual Report and Accounts 2004 can be inspected and obtained free of charge at the offices of the Company and at the offices of ABN AMRO Bank N.V. These documents may be ordered by telephone from ABN AMRO Servicedesk, tel. +31-76-579 94 55 (9.00 - 16.00 hours (CET)) and are published on the Company's website (www.ponl.com).

Record Date

The Record Date for shareholders to be eligible to attend the meeting and vote has been set on Thursday 5 May 2005 (after dealing with all additions and deletions as per that date).

Registration

To obtain entry to the meeting and to be able to exercise the rights attached to shares forming part of a collective (giro)deposit, the holders of those shares must have registered through their bank, at the offices of ABN AMRO Bank N.V., Kemelstede 2, 4817 ST Breda, The Netherlands, on Thursday 5 May 2005 at the latest. From registration the shares will remain blocked through the Record Date. The certificate to be received from the bank will serve as admission card to the meeting.

To obtain entry to the meeting and to be able to exercise the rights attached to registered shares, holders of registered shares not forming part of a collective (giro)deposit must have given written notice of their intention to the Company Secretariat on Thursday 5 May 2005 at the latest. Provided such shareholders are on 5 May 2005 registered as shareholders in the Company Register of Registered Shareholders, the Secretariat will then issue an admission card to the meeting.

Proxies

Shareholders who make use of the services of Stichting Communicatiekanaal Aandeelhouders ("Shareholders Communication Channel foundation") will be entitled to vote - without having to attend the meeting - through a written or electronic voting instruction to the proxy mentioned therein, provided their voting instruction, if written, has been received no later than Thursday 5 May 2005 by Proxy Services (Freepost 55012, 3640 VB Mijdrecht, The Netherlands) and in case of an electronic instruction, through www.ProxyVote.nl by using the single code mentioned on the voting instruction form.

Other shareholders wishing to be represented at the meeting through a written proxy must register as described above. In addition, their written proxy must have been received at the offices of the Company Secretariat by mail or fax no later than Monday 9 May 2005. Proxy forms may be obtained from the Company on request.

Rotterdam, 19 April 2005 — Board of Directors

Royal P&O Nedlloyd N.V. - Boompjes 40 - 3011 XB Rotterdam - The Netherlands
Tel +31-10-400 68 13 - Fax +31-10-400 61 90

Royal P&O Nedlloyd N.V.

Agenda

for the Annual General Meeting of Shareholders
to be held on Thursday 12 May 2005, at 10.00 hours (CET)
in the Willem Burgerzaal at the Doelen Concerthall and Conference Centre, Kruisplein 40,
3012 CC Rotterdam, The Netherlands.

Opening

1 Announcement of 1st quarter 2005 results

2 Annual Report and Accounts 2004
   (a) Report of the Board of Directors
   (b) Corporate governance policy
   (c) Adoption of Annual Accounts 2004
   (d) Reservation and dividend policy
   (e) Dividend proposal for the financial year 2004
   (f) Discharge of the Executive members of the Board of Directors
   (g) Discharge of the members of the former Supervisory Board and of the Non-Executive members of the Board of Directors

3 (a) Adoption of remuneration policy
   (b) Approval of (i) Senior Managers "One-off" Share Incentive Plan and (ii) Long Term Incentive Plan

4 Appointment of Non-Executive members of the Board of Directors
   (a) Appointment of Mr A.J. Scheepbouwer
   (b) Appointment of Mrs C. Morin-Postel

5 Authorisation of the Board of Directors to acquire own shares by the Company

6 Designation of the Board of Directors to have the authority to:
   (a) issue ordinary shares, and
   (b) restrict or exclude pre-emptive rights in respect of new issues of ordinary shares

7 Any other business

Closing

Rotterdam, 19 April 2005

Notes to the agenda for the Annual General Meeting of Shareholders to be held on Thursday 12 May 2005 (also shareholders circular)

Agenda item 1
The results of the 1st quarter 2005 will be published on Thursday 12 May 2005 before opening of stock exchange trading.

Agenda item 2

(b) The Report of the Board of Directors included in the Annual Report, and in particular the section on Corporate Governance on pages 24 - 28, will form the basis of discussion of the corporate governance policy of the Company.

(e) In line with our dividend policy in previous years and as indicated in the Information Memorandum of 8 March 2004, a cash dividend of € 1 per share in respect of the financial year 2004 is proposed. Dividends will be made payable as from 23 May 2005.

(f)-(g) Until 16 April 2004 the Company was managed by the Board of Directors (Executive Board), and there was a separate Supervisory Board, that – among other things – supervised the policies of the Board of Directors (the so-called two-tier board structure). On 16 April 2004 the Articles of Association of the Company were amended, resulting in – among other things - the introduction of a one-tier board structure. As from that date the Board of Directors includes both Executive and Non-Executive Directors. It is proposed to grant the Executive members of the Board of Directors discharge for the fulfillment of their duties during the financial year 2004. This proposal includes the former member of the Board of Directors in the period until 16 April 2004. It is further proposed to grant both the members of the former Supervisory Board as well as the Non-Executive members of the Board of Directors discharge for the fulfillment of their duties during the financial year 2004. See the Annual Report and Accounts (Chairman's Statement on page 2 and Report of the Board of Directors on page 22) for more information on the changes in composition and structure of the Board during 2004.

Agenda item 3

(a) The Annual Report includes on pages 29 – 32 the Directors' Remuneration Report concerning the remuneration policy of the Company. This report forms the basis of the discussion of this agenda item. Further explanation of the policy and its consequences as described in the Remuneration Report will be presented at the meeting.

(b) (i) As announced in the press release of 16 April 2004 regarding the reverse listing, it is proposed to introduce a Senior Managers "One-off" Share Incentive Plan for 134 senior managers. Under the Plan, a one-time share award is to be made upon the achievement of specific performance targets for 2005. More detailed information is given in the attached annex.
(ii) It is proposed to introduce a new share-based Long Term Incentive Plan (LTIP) for approximately 150 senior managers, including the Executive members of the Board of Directors. Under the Plan, shares are to be awarded upon the achievement of specific performance targets. The LTIP is described briefly in the Directors' Remuneration Report. More detailed information is given in the attached annex.

Agenda item 4
The following persons are, by way of a non-binding nomination in accordance with article 13.3 Articles of Association of the Company, proposed for appointment as members of the Board of Directors:

(a) Mr A.J. Scheepbouwer, Non-Executive Director.
Ad Scheepbouwer, Dutch, was born in 1944. He is Chairman of the Executive Board of KPN N.V. and Chairman of the Supervisory Board of KPN Mobile N.V. Prior to this he was Chairman of the Executive Board of Royal TNT N.V. (formerly TPG) and held several management positions in international logistics and transportation businesses. He does not hold any shares or options to acquire shares in the share capital of the Company. Ad is being nominated as Non-Executive Director because of his broad knowledge of the transportation industry and experience in the business services sector, including years of executive experience in the international Dutch business community.

(b) Mrs C. Morin-Postel, Non-Executive Director.
Christine Morin-Postel, French, was born in 1946. She is former Executive Vice President and member of the Executive Committee of the energy and environmental group Suez and was CEO of Société Générale de Belgique. Christine is a member of the Supervisory Board of Royal Dutch Shell and Non-Executive Director of Alcan Inc., 3i plc and Pilkington plc. She does not hold any shares or options to acquire shares in the share capital of the Company. Christine is being nominated as Non-Executive Director because of her significant international experience across many industries, including the service sector, both as senior manager and as Non-Executive member of the Boards of major Dutch, British and North American companies.

Agenda item 5
It is proposed in line with article 6 of the Articles of Association, to authorise the Board of Directors for a period of 18 months, i.e., until 12 November 2006, to acquire for consideration on the stock exchange or otherwise, fully paid-up shares in the Company up to a maximum of 10% of the issued share capital of the Company at the time of the acquisition of these shares and at a price which, at the time of purchase, may not exceed 110% of the stock exchange quotation.

This authorisation is requested for example to purchase shares for employee share schemes as well as to enable the Board of Directors to act expediently and adequately if necessary.

Agenda item 6
It is proposed to designate the Board of Directors to have the authority, until 12 November 2006:

(a) to issue - which term shall include the granting of rights to subscribe for – ordinary shares not yet subscribed for up to a maximum of 10% of the issued share capital at the time of issue (article 4 sub 1 of the Articles of Association) and

(b) to restrict or exclude pre-emptive rights in respect of new issues of ordinary shares pursuant to the above designation (article 5 sub 2 of the Articles of Association).

The authorisation is requested to enable the Board of Directors to act expediently and adequately in the event of a relatively small acquisition. In the event of a major strategic transaction, the separate approval of the meeting of shareholders will be requested.

ANNEX AGENDA ITEM 3(b)

(i) SENIOR MANAGERS "ONE-OFF" SHARE INCENTIVE PLAN

As announced in the press release of 16 April 2004 regarding the reverse listing, in May 2004 the Board of Directors endorsed, subject to shareholder approval in May 2005, a special "one-off" share incentive plan for 134 senior managers (excluding the Executive Directors) of the Company. In connection with the new, independent listing of P&O Nedlloyd, the one-time performance-based share plan was designed to bring the senior managers' interests more in line with those of external shareholders and to help to raise overall company performance. To be eligible to participate in the Plan senior managers chosen must be employees during the period from 7th May 2004 through 31st December 2005.

The number of shares awarded is calculated based on a fixed percentage of the participant's base salary as at 1st January 2004. Awards will only vest if the performance criteria are met. In order for the shares to vest, the Company must have made a profit (measured by Earnings Before Interest and Tax, EBIT) over the financial year 2005. The performance measure against peer group is a stretching EBIT / TEU target based on closing the performance gap with a basket of five competitors (OOCL, APL, CP Ships, Hapag Lloyd and CMA-CGM) by the end of the performance period (31st December 2005). Awards, if any, will therefore not vest until March 2006.

Executive members of the Board are not eligible to participate in this "one-off" plan, with the exception of Rutger van Slobbe, who was not a Board member at the time the Board approved the plan in principle. His conditional entitlement forms part of his remuneration package prior to Board membership. His share allocation amounts to a maximum of 6,776 shares.

The Plan requires a total maximum of 180,914 shares. Employees are strongly encouraged to retain shares awarded to demonstrate commitment to the business.

(ii) LONG TERM INCENTIVE PLAN (LTIP)

The Remuneration Committee has reviewed the terms of the existing long term incentive plan, which was a cash-based scheme, and recommended to the Board of Directors to replace it with a new share-based long term incentive plan. Implementation of the Plan will improve the balance between the various elements of the overall compensation package and will align better with the needs of shareholders, improve business performance as well as implement best practice. The Board of Directors agrees with the Committee's recommendation. The main terms and conditions of the Plan are described below.

LTIP is a scheme based on the achievement of performance targets during a three-year performance period. Awards are made based on a percentage of the base salary at the beginning of the three-year performance period. The percentage levels depend on executive grade level and responsibilities and range from 30% to 150%. The percentage of 150 shall apply to the CEO and a percentage of 125 shall apply to each of the other Executive members of the Board. Approximately 150 senior managers, including the Executive members of the

Board, participate in the Plan. The Plan shall not apply to the Non-Executive members of the Board.

Under the Plan, conditional rights to receive shares that vest at the end of the three year performance period are granted annually. The number of shares awarded is calculated based on the middle market quotation of a share (being the average of the opening and the closing share price as provided by the Official Price List of the Amsterdam stock exchange) on the next working day following announcement of the annual results (and for the first time on the next working day following shareholder approval of the Plan). The actual number of shares awarded will depend on the degree to which the performance measures have been achieved over the three year performance period. The award of shares will therefore not vest until March of the year following the end of the performance period.

LTIP has two performance measures, each accounting for 50% of the award:
TSR (Total Shareholder Return) and
BTG (Bridging the Gap).

The TSR measure is assessed against a combined index comprising companies within the FTSE 50-150 in terms of capitalisation and companies within the AEX. To achieve any share grant under the Plan for the year 2005, the Company will have to have achieved a certain threshold (median performance of the group), with full award being made where a 'stretch' target (the upper quartile) is achieved. Progression from the minimum grant of 25% to the full grant of the TSR award will be on a straight line basis.

The BTG measure is based on EBIT per TEU, as against five comparator companies (OOCL, APL, CP Ships, Hapag Lloyd and CMA-CGM). To achieve any share grant under the Plan for the year 2005, the Company will have to achieve the average performance of the group, with a maximum payment being made where the company scores $10 per TEU or higher than that average. Progression from the minimum grant of 50% to the full grant of the BTG award will be on a straight line basis.

Applicable target levels under the TSR and BTG respectively, are established annually, but will remain fixed for the applicable complete three-year performance period.

The Board retains sole discretion to amend or remove the scheme and/or to amend the targets where extraordinary events occur that are outside the control of the company during the period of the bonus cycle.


KAMER VAN KOOPHANDEL
ROTTERDAM

English translation of an extract from the trade register of the Chamber of Commerce and Industries for Rotterdam

Legal person:

Legal form	:Naamloze Vennootschap (Public Limited Liability Company)
Name	:Koninklijke P&O Nedlloyd N.V.
Statutory seat	:Rotterdam
Incorporation deed	:07-02-1908
Deed of latest amendment of articles	:16-04-2004
Amendment of the legal form	:Conversion of Public Limited Liability Company ('Structure' company according to articles) in Public Limited Liability Company on 16-04-2004
Authorized capital	:EUR 100.000.000,00
Issued capital	:EUR 40.635.752,00
Paid up capital	:EUR 40.635.752,00

Undertaking:

Tradename(s)	:Koninklijke P&O Nedlloyd N.V.
Address	:Boompjes 40, 3011XB Rotterdam
Mailing address	:Postbus 487, 3000AL Rotterdam
Telephone number	:010-4007111
Date of establishment	:07-02-1908
Description of business conducted	:See Dutch extract
Employees	:18

Director(s):

Name	:Green, Philip Nevill
Date and place of birth	:12-05-1953, Walsall, United Kingdom
Address	:Marchfield, Flowershill, RG87BD, Pangbourne, Berkshire, United Kingdom
Date of entry into office	:16-04-2004
Title	:Uitvoerend bestuurder (Hoofd uitvoerend bestuurder CEO)
Powers	:Solely/independently authorised
Name	:Land, Anne Harmen
Date and place of birth	:14-10-1939, Zeist
Address	:Les Terrasses de Coligny 21 B1 Lrd Byron, Ch-1223 Cologny/Geneve, Switzerland

24-05-2005

Page 00002 follows.


KAMER VAN KOOPHANDEL
ROTTERDAM

Date of entry into office	:16-04-2004 ....
Title	:Voorzitter van de Raad van Bestuur ....
Powers	:Authorised jointly (with other director(s), .. see articles) ....
Name	:Robbie, David Andrew ....
Date and place of birth	:20-06-1963, Bury, United Kingdom ....
Address	:30 Smith Square, St. John House Flat 4, Londen SW1P 3HF, United Kingdom ....
Date of entry into office	:10-05-2004 ....
Title	:Uitvoerend bestuurder (Financieel Directeur) ..
Powers	:Solely/independently authorised ....
Name	:Ligthart, Louis Jozef Adrianus Maria ....
Date and place of birth	:18-11-1938, Klundert ....
Address	:Prins Bisschopsingel 7 C, 6212AA Maastricht ...
Date of entry into office	:11-11-2004 ....
Title	:Lid Raad van Bestuur (niet-uitvoerend bestuurde r) ....
Powers	:Authorised jointly (with other director(s), ... see articles) ....
Name	:van Slobbe, Rutger Paul Marie ....
Date and place of birth	:08-05-1952, Eygelshoven ....
Address	:Oranje Nassaulaan 54 2, 1075AR Amsterdam .....
Date of entry into office	:11-11-2004 ....
Title	:Uitvoerend bestuurder ....
Powers	:Solely/independently authorised ....
Name	:Rakkenes, Olav Karl ....
Date and place of birth	:23-10-1945, Tromso, Norway ....
Address	:4101 North Ocean Blvd. APP. D401, Boca raton, . fla 33431, United States of America ....
Date of entry into office	:11-11-2004 ....
Title	:Lid Raad van Bestuur (niet-uitvoerend bestuurde r) ....
Powers	:Authorised jointly (with other director(s), .. see articles) ....

Authorized signatory(signatories):

Name	:Willeumier, Aernoud Ernst ....
Date and place of birth	:07-12-1954, Amsterdam ....

KAMER VAN KOOPHANDEL ROTTERDAM
BLAAK 40, 3011 TA ROTTERDAM
T (010) 402 77 77 F (010) 414 57 54
INZAGE HANDELSREGISTER
T 0900-1234567 (€ 0,70 PER MINUUT)
INTERNET: WWW.KVK.NL


KAMER VAN KOOPHANDEL
ROTTERDAM

Address	:Hofzichtlaan 30, 2594CD 's-Gravenhage ....
Function and entry into office	:Holder of power of attorney for signature, ... 14-06-2004 ....
Powers	:Restricted power of attorney ....
Commencement (present) power of attorney	:20-05-2005 ....
Name	:Zimmer, Kaarina Ann ....
Date and place of birth	:17-04-1952, Kopenhagen, Denmark ....
Address	:Riouwstraat 43, 2585GS 's-Gravenhage ....
Function and entry into office	:Holder of power of attorney for signature, ... 20-05-2005 ....
Powers	:Restricted power of attorney ....

Issued by the chamber of commerce

Rotterdam, 24-05-2005

For extract

E.J. Bakker

KAMER VAN KOOPHANDEL ROTTERDAM
BLAAK 40, 3011 TA ROTTERDAM
T (010) 402 77 77 F (010) 414 57 54
INZAGE HANDELSREGISTER
T 0900-1234567 (€ 0,70 PER MINUUT)
INTERNET: WWW.KVK.NL